Filed pursuant to Rule 253(g)(2)

File No. 024-10777

SUPPLEMENT DATED FEBRUARY 23, 2021

TO

OFFERING CIRCULAR DATED OCTOBER 22, 2020

IRON BRIDGE MORTGAGE FUND, LLC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated October 22, 2020, as amended and supplemented to date, of Iron Bridge Mortgage Fund, LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1462371/000147793220006056/iron_253g2.htm.

The purpose of this supplement is to announce a change in the Interest Rate payable on the Company’s Senior Secured Demand Notes (the “Senior Notes”).

Interest Rate Change

As described in the Offering Circular, the Company may change the Interest Rate on the Senior Notes at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding.

Effective February 23, 2021, pursuant to the Rate Change Notice issued November 25, 2020, the Interest Rate on the Senior Notes was reduced from five and one-half percent (5.5%) to five percent (5.0%) (the “Interest Rate Change”). The Interest Rate Change applies to all Senior Notes that are outstanding on February 23, 2021, and to all Senior Notes that are issued on or after February 23, 2021 and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a Supplement thereto.

Any Interest Rate change on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to purchase Senior Notes.